UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spectral Capital Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

84757R208

(CUSIP Number)

Sean Michael Brehm
c/o Spectral Capital Corporation

4500 9th Avenue, NE

Seattle, Washington 98105
Telephone: (206) 385-6490

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Sean Micheal Brehm
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC, PF and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 45,250,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 45,250,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,250,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.91% (2)
14	Type of Reporting Person IN

(1)

Beneficial ownership of the Common Stock (as defined below) was acquired by the Reporting Person as follows: 40,000,000 shares pursuant to the Exchange Agreement (as defined in Item 4) which may be acquired on or before August 31, 2024, 5,000,000 pursuant to the Subscription Agreement (as defined in Item 4) which may be acquired on or before August 31, 2024 and 250,000 shares of Common Stock pursuant to Options issued under the Option Agreement (as defined in Item 4) which vest and become exercisable in the next 60 days.

(2)

Based on 62,717,827 shares of Common Stock outstanding as of May 9, 2024 based on information reported in the Issuer’s Form 10-Q for the period ended March 31, 2024 filed with the Securities and Exchange Commission on May 17, 2024.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Spectral Capital Corporation, a Nevada corporation (the “Issuer”), whose principal executive office is located at c/o Spectral Capital Corporation, 4500 9th Avenue NE Seattle, Washington 98105.

Item 2. Identity and Background.

The Schedule 13D is being filed by Sean Micheal Brehm, a citizen of the United States (the “Reporting Person”). The business address of the Reporting Person is c/o Spectral Capital Corporation, 4500 9th Avenue NE Seattle, Washington 98105. Reporting Person’s present principal occupation is serving as the Chairman of the Board of Directors of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Exchange Agreement, Subscription Agreement and Option Agreement (each as defined below) that pertain to the securities beneficially owned by the Reporting Person. Pursuant to (i) the Exchange Agreement, upon consummation of the Share Exchange (as defined below), in exchange for his shares of Nodus (as defined below) Reporting Person has the right to acquire 40 million shares of the Issuer’s Common Stock, (ii) the Subscription Agreement, Reporting Person has the right to purchase 5,000,000 shares of Common Stock of the Issuer at a price of $.20 per share or an aggregate of $1,000,000, and (iii) the Option Agreement, Reporting Person has the right to purchase up to 125,000 shares of the Common Stock monthly at the price of $.43 per share or an aggregate of 3,000,000 shares of the Common Stock over a 24-month period.

Item 4. Purpose of Transaction.

As reported in the Form 8-K Reports filed with the Securities and Exchange Commission (“SEC”) on May 13, 2024 and June 5, 2024, the Reporting Person was appointed as the Issuer’s director and Chairman of its Board of Directors on May 13, 2024 and June 6, 2024, respectively.

On June 7, 2024, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with Node Nexus Network Co LLC, a limited liability company formed under the laws of the Emirate of Dubai (“Nodus”), and the Reporting Person, the sole shareholder of Nodus, whereby the Issuer agreed to acquire, and Nodus and the Reporting Person agreed to sell, 150 shares of capital stock, representing 100% of the Nodus’s outstanding shares, in exchange for 40,000,000 newly issued shares of the Issuer’s Common Stock. The Closing of the transactions set forth in the Exchange Agreement is expected to occur as soon as practicable after the satisfaction or waiver of all the conditions to Closing in the Exchange Agreement, which is currently expected to be no later than August 31, 2024.

On June 5, 2024, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with the Reporting Person, its director and Chairman of the Board of Directors, whereby it agreed to sell to the Reporting Person 5,000,000 shares of the Common Stock at the price of $.20 per share or an aggregate of $1,000,000 on or by August 31, 2024;

On June 12, 2024, the Issuer’s board of directors granted the Reporting Person the right to receive options to purchase shares of the Common Stock (the “Options”), pursuant to an option agreement between the Issuer and the

Reporting Person (the “Option Agreement”) whereby the Reporting Person may purchase up to 125,000 shares of the Common Stock monthly at the price of $.43 per share or an aggregate of 3,000,000 shares of the Common Stock over a 24-month period.

The description of the Exchange Agreement, Subscription Agreement and Option Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreements. The Exchange Agreement, Subscription Agreement and Option Agreement are filed as Exhibits A, B and C hereto and which are incorporated by reference herein.

General

The Reporting Persons will acquire the securities described in this Schedule 13D in connection with and upon the closing of the Share Exchange, Subscription Agreement and exercise of the Options and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his capacity as the Chairman of the Board of Directors of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a)	The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

(c)	Except as described in Items 4 and 6, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as set forth in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

In his capacity as the Chairman of the Board of Directors of the Issuer, the Reporting Person may be entitled to receive additional equity compensation, including stock options or other equity awards, pursuant to the Issuer’s equity incentive plans adopted in the future.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Exchange Agreement dated June 7, 2024

Exhibit B	Subscription Agreement dated June 5, 2024

Exhibit C	Option Agreement dated June 12, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2024

 SEAN MICHEAL BREHM

 By:/s/ Sean Micheal Brehm

 Name:  Sean Micheal Brehm